EXHIBIT 99.3

Austral Pacific Energy Ltd.

BOARD CHARTER

Policy reviewed by the Board on 10 May 2007

Review due April 2008

“D Newman”

Chairman of the Board

BOARD CHARTER

This Charter outlines the specific roles and duties of the Company’s directors, and identifies the personal and professional conduct expected of them. The purpose of the Charter is to assist the Company’s directors in understanding their duties and responsibilities. It is not an exhaustive statement of directors’ legal obligations, focussing more on the moral and ethical responsibilities arising. It applies to both executive and non-executive directors.

1.	ROLE OF THE BOARD

The Board of Directors has responsibility for approving the strategic direction of the Company and overseeing the management of the Company, with the Board’s ultimate goal being to protect and enhance the value of the Company’s assets, in the interests of the Company and all its shareholders. In carrying out its activities, the Board is committed to achieving the highest professional and ethical standards of corporate governance.

2.	COMPOSITION AND OPERATION OF THE BOARD

Directors will normally be nominated by the Director Nominations Committee in accordance with that Committee’s Charter. The Board should consist of a minimum of 3 and a maximum of ten directors. A majority of the directors should be “independent”, as defined by the highest test set by statutory regulations and stock exchange rules applicable to the Company. There should be a balance of skills, knowledge, experience and perspectives among directors, so that the Board works effectively. Directors will receive induction training upon appointment and must maintain appropriate levels of financial, legal and industry understanding throughout their appointment.

The Board will meet at least four times per year on a formal scheduled basis and will meet on other occasions as required. Each scheduled meeting should include a non-executive session. The Board will select a Chairman of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The offices of Chairman of the Board and CEO should not be held by the same person. The Chairman will set the agenda for Board meetings, in conjunction with the Chief Executive Officer and the Company Secretary. Other directors are free to request inclusion of items on the agenda. Directors will be provided with appropriate materials a reasonable time in advance of meetings. The Chief Executive Officer will facilitate and attend all Board meetings.

Each non-executive director will receive remuneration commensurate with the particular responsibilities undertaken by the director, as approved by the Board, from recommendations made by the Remuneration Committee. All directors are entitled to be reimbursed for costs directly associated with the performance of their role as directors, including travel. All directors’ expenses are to be approved by the Chief Executive Officer and the Chairman’s expenses are to be jointly approved by the Chief Executive Officer and the Chairman of the Board’s Audit Committee.

Directors are not prohibited or discouraged from serving on boards of other organisations, providing they do not reduce a director’s effectiveness or result in a continuing conflict of interest. However, the Director Nominations Committee should take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors and in making its recommendations. No term limits are imposed on directors’ tenure as members of the Board. However, the Director Nominations Committee will review each director’s continuation on the Board annually.

The Board and each director must at all times act professionally, honestly and in accordance with directors’ duties imposed by law and the Company’s Code of Ethics. The Director Nominations Committee will conduct regular reviews of the Board’s performance and the performance of individual directors and other Board Committees.

Any Board Committee or individual director may, with the approval of the Chairman, obtain independent advice at the Company’s expense where the Committee or director considers it necessary to carry out their functions. All directors shall have (at all reasonable times and on reasonable notice) full and free access to officers and employees of the Company, but without unnecessarily disrupting the Company’s business. Any such meetings or contacts should normally be arranged though the CEO or the CFO, and such communication with officers or employees should normally be copied or otherwise notified to the CEO.

3.	RESPONSIBILITIES OF THE BOARD

In carrying out its role and functions, the Board’s specific responsibilities include:

STRATEGY & POLICY

	•	reviewing and approving or amending the strategic direction and operating and financial corporate plans proposed by management, and ensuring their implementation;

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adopting, then reviewing and when necessary revising, policies (including this Charter) under which the Company and the Board acts, and ensuring that these are followed by the Board and the Company’s management and employees;

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ensuring that the Company’s reputation is protected and enhanced, including adopting, then reviewing and when necessary revising, a Code of Ethics applicable to the Board and all management and other employees, and holding them all personally accountable for unethical behaviour;

	•	overseeing the Company’s commitment to its values, the environment and the health and safety of employees, contractors, customers and the community;

BUDGETING & PLANNING

	•	adopting budgets and ensuring these are followed by management;

	•	approving major investments and other material transactions, and monitoring the performance of those investments and transactions;

	•	monitoring financial performance including approval of the quarterly and annual financial statements and reports;

HUMAN RESOURCES

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appointing the Chief Executive Officer and monitoring his/her performance and the performance of senior management, developing goals to be met, and assisting senior management (including providing timely guidance on those matters that require Board involvement);

	•	overseeing the remuneration, development and succession planning for the Chief Executive Officer and senior management;

	•	ensuring that appropriate human resource management systems and resources are in place;

BOARD EFFECTIVENESS

	•	electing the Chairman annually, after the annual general meeting, from amongst the independent non-executive directors;

	•	ensuring that there is a succession plan for directors and the independent Chairman;

	•	promptly reviewing the continued Board membership of any director whose employment or professional status has materially changed;

	•	evaluating annually the overall effectiveness of the directors, the Board and its Committees;

	•	clearly dividing responsibilities between management and Board and within the Board in order to ensure a balance of power and authority and that no one individual has unfettered powers of decision, while giving full and proper consideration and weight to all directors’ views;

	•	adopting, then regularly reviewing and if necessary revising, the Company’s compliance systems and corporate governance principles;

REPORTING & COMPLIANCE

	•	ensuring that appropriate risk identification and management systems are established and reports on performance are regularly reviewed;

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establishing a corporate environment (including appropriate controls, procedures and incentives) that promotes fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards, including undertaking periodic reviews of the integrity of the Company’s internal controls and management information systems;

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establishing policies to protect the Company’s confidential and proprietary information from unauthorized or inappropriate disclosure, while ensuring that the Company has effective systems in place for the periodic and timely reporting to the Board on important matters concerning the Company and provides continuous disclosure of requisite information to all relevant regulatory bodies and stock exchanges and the investment community (see Corporate Information & Trading Policy);

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ensuring that shareholders have available all information they would reasonably require to make informed assessments of the Company’s prospects, including, from time to time, meeting or otherwise communicating with various constituencies that are involved with the Company. Normally this should only be done with the knowledge of and at the request of the Company’s senior management;

	•	ensuring that the Company has in place and adheres to an approved procedure for the buying and selling of its securities by directors and other insiders;

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adopting, then reviewing and if necessary revising annually, mechanisms by which employees and others can directly and anonymously raise concerns about conduct which may constitute fraud or some other violation of law, including procedures for responding to and keeping records of any expressions of concern;

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fostering constructive relationships with the Company’s shareholders that encourage them to engage with the Company, and ensuring that shareholders or classes of shareholders are treated fairly in accordance with their different rights; and

	•	meeting all relevant responsibilities imposed by law and by the rules of the stock exchanges on which the Company is listed.

4.	DELEGATION OF RESPONSIBILITIES

Subject to law, the Board delegates responsibility for conducting the Company’s business to the Chief Executive Officer and to management, but remains responsible for overseeing the performance of management, and is ultimately responsible for ensuring that the directors’ duties are carried out.

The Board has established corporate policies to govern management’s functions. The corporate policies include delegated limits of authority, which define the matters that are delegated to the Chief Executive Officer and to management and those which require Board approval, or are reserved solely to the Board (see Delegation of Authorities policy).

The policies and delegated limits of authority will be reviewed on a regular basis.

5.	COMMITTEES OF THE BOARD

The Board may, from time to time, establish Committees to assist it in carrying out its responsibilities and to allow detailed consideration of complex issues, or areas of special interest, where committees would enhance the Board’s effectiveness in key areas, while retaining Board responsibility.

The Board shall adopt a formal charter for each standing Committee, setting out its role and responsibilities, composition, structure and operation, and shall regularly review and revise such charters. Charters should be made available to investors on request (normally by posting on the Company’s website). All members of standing Committees shall be independent directors. Any other non-executive director may attend Committee meetings, unless specifically excluded due to conflicts of interest. Executive directors and other employees should attend Committee meetings when requested to do so. Proceedings of Committees should be reported back to the Board.

Current standing Committees established by the Board are:

	•	Audit Committee;

	•	Remuneration Committee

	•	Director Nominations Committee

The Board shall appoint the Chairman of each Committee and the Financial Expert to the Audit Committee. The Chairman of the Audit Committee should not be the same person as the Chairman of the Board. Each Committee chairman will develop that Committee’s agenda for meetings and its work programme for the year, including frequency of meetings (subject to the Committee’s Charter, the approved Board work programme and applicable regulatory requirements).

The Board shall review annually the Company’s Share Option Plan, its Remuneration Strategy and its Incentive Stock Options Policy, upon the recommendation of the Remuneration Committee. The Board will review and may approve grants of options recommended by the Remuneration Committee which do not meet the criteria set out in the Remuneration Strategy and Incentive Stock Options Policy but delegates to the Remuneration Committee the power to make grants of options, if within the criteria set out in the Strategy and Policy. The Board shall ensure that director and executive remuneration is transparent, fair and reasonable, in a competitive market.

6.	PERSONAL AND PROFESSIONAL STANDARDS OF DIRECTORS

All directors must:

	•	Act honestly and in good faith, and in what the director believes to be the best interests of the Company;

	•	Exercise their powers as directors for the purposes for which they were conferred and no other purposes;

	•	Carry out their duties lawfully and use all reasonable endeavours to ensure that the Company conducts its business in accordance with the law, and with a high standard of commercial morality;

	•	Exercise their best business judgment, and the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

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Avoid conflicts of interest so far as is possible. If a conflict or potential conflict arises, they must adhere scrupulously to statutory procedures and the Company’s Articles, including disclosing the matter at the relevant meeting, and reporting continuing matters to the Company Secretary for inclusion in the Interests Register. If a director has a continuing conflict of a material nature, he should consider resigning as a director;

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Be diligent, attend meetings of the Board and of those Committees on which they serve, and attend shareholder meetings, put Board and team performance ahead of individual achievement, and avoid improper use of their position or information gained as a director;

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Devote sufficient time to understanding the Company’s business and industry environment, regulatory and exchange requirements and its constitutional documents, and developing a sound level of financial literacy, in order to be able to opine from a mature and useful perspective as to the business plan, strategies, risks and objectives of the Company. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, directors should undertake continuing education, the cost of which will be borne by the Company. Directors are urged to seek outside advice from auditors and legal counsel where circumstances warrant;

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Observe confidentiality of non-public information acquired by them as directors and not disclose it to any other person without Board authority. Appointment by, or special allegiance to, a particular shareholder does not absolve the director of the requirement to obtain Board authority to disclose information to that shareholder;

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Not engage in short-term trading in the Company’s securities and should notify the Company in advance of any intended transaction by them or their relatives or associates. Directors are responsible for making, or procuring, all disclosures of their holdings, to the Company and as required by regulatory bodies or stock exchanges.

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Act in accordance with their fiduciary duties, complying with the spirit as well as the letter of the law. The proper discharge of directors’ duties requires high ethical and moral standards of behaviour, as well as compliance with legal duties;

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Ensure that they give the independent views of other directors full and proper consideration and weight, encourage discussion of difficult issues in an open and respectful manner and be willing to listen as well as communicate their own opinions;

	•	Demonstrate high ethical standards and conduct in their personal and professional lives and be accountable for their decisions as directors;

	•	Engage fully and frankly in annual reviews of the performance and effectiveness of all directors and the Board, whether by a 360[o] review process or other means.

7.	ROLE OF THE CHAIRMAN

The Chairman is responsible for:

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The efficient functioning of the Board, ensuring that all directors (particularly non-executive directors) are enabled and encouraged to play a full part in the affairs of the Board, with adequate opportunities to express their views, after receiving sufficient timely information about all matters coming before, or likely to come before, the Board for decision;

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Providing overall leadership to the Board, chairing Board meetings in a manner that stimulates debate on the issues before the Board, encouraging effective contributions from all directors, and maintaining control of Board meetings without dominating discussions;

	•	Reviewing minutes of meetings to ensure that they accurately reflect the Board’s deliberations and that matters arising have been addressed;

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Taking the initiative in monitoring and evaluating the individual performances of directors and the Board as a whole, maintaining a proper balance between executive and independent views on the Board, and arranging for induction of new directors;

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Being, in conjunction with the Chief Executive Officer, the main informal link and conduit for communications between the directors and management, while requiring the Chief Executive Officer to report to the whole Board on all relevant material matters;

	•	Making time available for discussions with the Chief Executive Officer in order to act as a sounding board on sensitive, commercially confidential or material issues;

	•	Discussing financial, funding and performance issues with the Chief Financial Officer directly, with the concurrence and knowledge of the Chief Executive Officer;

	•	Providing public relations responses on critical events which are not strictly operational;

	•	Chairing shareholders’ meetings, including developing a sound knowledge of meeting procedure and the Company’s constitutional documents;

	•	Establishing in conjunction with the Chief Executive Officer an annual work programme for the Board.

8.	ROLE OF NON-EXECUTIVE DIRECTORS

Non-executive directors are responsible for:

	•	Providing independent judgement and outside experience and objectivity, not subordinated to operational considerations, on all issues which come before the Board;

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Acquiring and maintaining a sufficiently detailed knowledge of the Company’s business activities and ongoing performance to enable them to make informed decisions on the issues which come before the Board;

	•	Recognising the division between the Board’s role, and the management of the Company, and not becoming involved in management issues or in managing the implementation of Board policy.

9.	EXECUTIVE DIRECTORS

Executive directors must:

	•	be alert to the potential for conflicts between their management interests and the fiduciary duties of a director;

	•	Retain a degree of independence from their executive position to enable them to carry out their responsibilities as a director.

SOURCES:

New Zealand Securities Commission – “Corporate Governance In New Zealand – Principles and Guidelines – A Handbook for Directors, Executives and Advisors”

PriceWaterhouseCoopers – “Directors’ Responsibilities – a working guide for New Zealand”

Institute of Directors in New Zealand Inc. – “Duties of the Chairman – Best Practice for New Zealand Directors”

Contact Energy Limited – Board Charter

Harris Mericle & Wakayama – Charter of Director Governance (sample)

Campion Macdonald – “Directors – Duties & Liabilities”

Lang Michener – “Corporate Governance Manual” (sample)